SELECTION OF BROKER-DEALERS
POLICIES AND PROCEDURES

I. Introduction

     Jennison Associates LLC (“Jennison” or the “Company”) has developed the following policies and procedures that are to be utilized when selecting brokers and/or dealers (hereinafter “brokers”) for the execution of client transactions (the “Policy”). The Policy identifies who is responsible for the selection of brokers on behalf of the Company, as well as the factors used in determining the broker selection process. While the Policy sets forth general company wide principles to provide guidance to employees as to the selection of brokers process, the Policy also contemplates that individual business and investment groups may develop their own specific procedures that are consistent with the manner in which business is conducted. Jennison Compliance must approve all business unit specific procedures prior to implementation, which will be reviewed and retained for consistency with the principles set forth herein.

     Under the Policy, it is the Company’s intent to delegate authority and sole discretion, except where that discretion is limited by the client, i.e., directed brokerage, to Jennison Traders for selecting brokers to execute client transactions. Generally, Traders must use brokers on Jennison Approved List of Broker Dealers (“Approved List”). The Operations Department maintain the Approved List and Jennison Compliance will review each broker added to or removed from the Approved List. Traders may request to use brokers that are not on the Approved List by complying with the Company’s Approval of Broker Dealers Policy and Procedures.

II. Factors To Consider In Selecting a Broker-Dealer

     When a Trader places a discretionary order for a client account many factors must be considered. However, the Trader is obligated to obtain the best reasonably available price at the time of execution and based on the prevailing facts and circumstances, i.e., “best execution”, or the best net results under the circumstances. In seeking “best execution”, Traders must consider not only the commission rate, spread or other compensation paid, but the price at which the transaction is executed, bearing in mind that it may be in the client’s best interest to pay a higher commission, spread or other compensation in order to receive better execution. Other considerations that are to be taken into account include one or more of the following:

  Integrity of broker to handle the Company’s transactions and ability to maintain confidentiality;
  the size of the order;
  the speed of execution on competing markets;

1 Traders, including fixed income Portfolio Managers, are defined as those individuals, authorized by the Company, who place transactions with third party brokers on behalf of Company Clients.

  liquidity of the issuer;
  responsiveness, including a broker’s willingness and ability to enter into and take financial risks in difficult transactions, including transactions in which the broker’s capital is put at risk;
  the broker’s expertise in effecting difficult trades in less liquid, smaller capitalized, and more closely held issues;
  the facilities that the broker makes available (including trading networks, access to floor brokers and markets, and significant resources for positioning as principals);
  the broker’s ability to understand trading characteristics of the security;
  the broker’s demonstrated ability to achieve the best net results on transactions in a particular sector or of a particular size;
  the broker’s operational efficiency, including ability to accommodate the needs of the client;
  the broker’s ability to complete the transaction satisfactorily through to clearance, confirmation, delivery settlement;
  appropriate soft-dollar services;
  value of research;
  client directed guidelines and restrictions.

     One or more of these factors are taken into consideration when selecting a broker in connection with equity and certain types of order based fixed income transactions only. For fixed income transactions executed on behalf of Jennison’s fixed income clients’ accounts, the Trader(s) may execute client transactions either in competition or by placing an order with an approved broker, depending on the facts at the time. When executing a Jennison client account transaction with fixed income approved brokers in competition, the Trader seeks to obtain the best price available at the time of execution that is provided by such brokers in competition. In every instance, the Trader shall select the broker from either the Equity or Fixed Income Approved List.

     However, Jennison will not consider the sale of mutual fund shares (or the compensation paid thereto in connection with such sales) from a particular broker as the basis upon which Jennison may select such broker to execute clients’ transactions. While Jennison will not consider the sale of mutual fund shares as a factor in the broker selection process, Jennison will not exclude any broker from executing a particular mutual fund client’s transaction(s) where such broker may receive compensation in connection with the sale of mutual fund shares2, if Jennison believes it can achieve “best execution”.

A. Broker – Dealer Approval

     Traders who wish to place a trade with a broker who is not currently approved for the type of business desired, or who wish to place a trade in excess of the dollar or maturity limit

2 Jennison, operating in the capacity of sub-adviser to mutual fund clients, does not obtain nor is Jennison otherwise privy to information relating to either 12b-1 fees or mutual fund distribution and other arrangements for any sub-advised mutual fund. In addition, Jennison does not obtain transfer agency information on behalf of any mutual fund that it sub-advises that might divulge such arrangements and the manner of compensation.

established, if any, must be submitted for approval in accordance with Jennison’s Approval of Broker Dealers Policy and Procedures).

III. Overview

     Set forth below are the factors that need to be considered when selecting a broker-dealer to execute transactions on behalf of the Company’s clients.

A. Counterparty Risk

     The Company may analyze a broker’s financial condition if a determination is made that such broker may present counterparty credit risk. Jennison believes that generally most of the brokers it selects to execute transactions on behalf of its clients’ accounts do not present any material counterparty credit risk, as generally all transactions are settled on a delivery versus payment (“DVP”) basis. Thus, the risk presented in these types of settlements is reduced from counterparty credit risk to settlement risk. The settlement risk is viewed as opportunity risk by Jennison’s investment professionals that can be diminished through the selection of another qualified broker to execute the same transaction. Furthermore, Jennison selects primarily large brokers to execute equity transactions and many of the brokers selected by the fixed income Traders are “primary dealers” used to sell U.S. Treasury securities, which Jennison believes have the greatest wherewithal to sustain unpredictable events and sudden market movements. While an exhaustive analysis of a brokers financial condition is not a Jennison requirement to determine counterparty risk, many brokers that appear on the fixed income Approval List do undergo a review of its financial condition by an analyst. Jennison will, however, perform such a financial analysis either if a Trader seeks to establish an account with a broker that settles transactions it executes on behalf of Jenison client accounts through any means other than DVP or the Trader determines that such an analysis is needed. If an analysis is performed, part of the process employed is to make judgments on financial substance, realizing that financial strength is subject to many unpredictable factors and sudden shocks. Where there is a large pool of brokers generally available to execute a particular trade, it may be more difficult to justify the selection of a broker with whom there is a chance that a trade cannot be completed. Conversely, where broker selection is limited, it may be necessary to accept more counterparty risk than would otherwise be acceptable.

     In order to monitor clients’ exposure to counterparty credit risk, the Company has established procedures to monitor such risk. The Company will assess the counterparty credit risk when it believes such risk is present. The analysis, if and when performed, will be in accordance with separate procedures designed specifically for this purpose. The standards and benchmarks that have been established for this purpose are based on extensive experience in such analysis and are not arbitrary, but they do not assure or suggest that firms are necessarily either impervious to or not susceptible to financial problems. A determination will be made based on discrete facts as to whether a broker presents counterparty credit risk (See Jennison’s Approval of Broker-Dealers Policy and Procedures)

B. Best Execution

     The Company has an obligation to seek best execution for its clients based on the circumstances of each transaction it places. As Traders are in the best position to judge how to obtain best execution, Traders have the responsibility of determining which broker to use for a particular trade. In seeking to achieve best execution, Traders consider, but are not limited to, the applicable factors set forth in Section II above. The Company’s policy regarding transaction costs, whether related to equity, fixed income, derivative or currency transactions, and whether in the form of a commission, spread or other compensation, are that such costs are borne by clients and are therefore should be monitored closely. Accordingly, when a Trader places a discretionary order for a client’s account, the objective is to achieve the best net results as described herein.

1. Soft Dollars

Section 28(e) of the Securities Exchange Act of 1934, provides a “safe harbor” which, in certain circumstances, permits a fiduciary, in the course of effecting equity agency transactions (“agency transactions”) for a client, to pay more than the lowest available commission to receive research services in addition to brokerage services relating to client accounts.

     The Company cannot negotiate arrangements that commit it to a specified amount of agency commissions directed to particular brokers. When several brokers appear to offer comparable results in connection with an agency transaction, a Trader may place an order with a particular broker, on the basis that the broker can provide research services that may be helpful to clients. This is referred to as a “soft dollar trade”. The Company is authorized to pay a commission that is higher than the lowest commission available in order to receive research assistance. The commission paid must be reasonable in relation to the value of the brokerage and research services received from the broker (1) in the transaction or (2) overall relating to all accounts the fiduciary manages. The broker must provide the research services directly or indirectly through the broker contracting with a third party provider. The Company cannot be obligated to pay a third party provider. To be research, a service should provide “lawful and appropriate assistance to the money manager in the performance of his investment decision making responsibilities”. (Please refer to the Company’s Soft Dollar and Directed Brokerage Policy and Procedures for more information regarding this activity).

     Under no circumstances may transactions be directed to brokers without regard to the primary duty of seeking “best execution”, exclusively to satisfy business obligations of the Company, including those associated with soft dollar arrangements, administration, operations, trade errors or new business solicitation.

     The Company has established a Committee to monitor the Company’s use of soft dollars, as more fully described in the Company’s soft dollar policy.

2. Directed Brokerage

     From time to time, clients may direct the Company to execute certain transactions through specified brokers, i.e., “Directed Brokerage”. While a client may direct a trade, this does not absolve the Company of its duty to seek best execution. In return for these commissions, the brokers usually provide services directly to the client or pays certain expenses of the client. If a client wishes to direct the commissions generated on behalf of their account, all such arrangements must be in writing, and will be used to provide notification to both the investment and trading areas.

     In addition, if the client-designated broker does not appear on the Approved List, the approval process above should be followed. If the broker passes the review and is approved, then it shall appear on the Approved List. If the counterparty does not meet the criteria identified above, and it is not approved, then the broker may still be used. However, Jennison Compliance and the PM and Trader on such account should contact the client, as indicated above, to discuss and document our position with respect to such directed counterparty and directed brokerage authority. Jennison does not use fixed income directed brokerage accounts or transactions.

4. Give-ups/Step outs

     "Give-up" brokerage is an equity convention that is defined as placing a trade with a broker who “gives up” some or all of the commission to a broker (the Company or a client) may designate. This term is also sometimes referred to as “step outs”, or stepping out all or a portion of the transaction to another broker, thereby giving up all or a portion of the commission to the broker that received the stepped out transaction.

     If "give-up" arrangements are pre-arranged with an approved broker, who in effect clears the trade for the designated broker, the designated broker should be reviewed according to the procedures set forth above. These brokers will appear on the Approved List with the limitation indicated thereon as a “Non-Execution” broker. These brokers are not to be used as regular brokers for purposes of executing client transaction(s). Give up arrangements that are not prearranged (such as when they are the result of directed brokerage), are not consistent within our standard operating procedure and must be reviewed by Compliance prior to any use.

5. Principal Transactions

     Generally, in connection with principal equity transactions, best practice was for a Trader to place such orders with the principal market makers for the security being traded, unless it was reasonably apparent that more favorable results were available on an agency basis. As a result of changes in industry practice (such as decimalization and the corresponding compression of spreads), most equity over-the-counter transactions are executed on an agency basis. Jennison will execute equity OTC transactions on an agency basis, unless it believes it can achieve better execution another way. Any commissions generated from these transactions will be explicit (not imputed) and must appear as an agency commission on the confirmation of trade.

     In addition, fixed income Traders generally solicit competitive bids or offers from a number of dealers that they believe are capable of delivering the best price and that meet all other qualifications and considerations set forth herein. There may be circumstances in which competitive bidding is not used, e.g., but not by way of limitation, such as syndicated offerings, mortgage rolls and where there is only a limited or one broker that offers the desired security. Trade tickets will reflect, or similar document designed for the same purpose, if a trade is executed in competition or not. The department head will be notified of those types of transactions in a monthly report that are placed without competitive bidding.

     Where competitive bidding is conducted, Traders must record the names of the dealers, and the bid or ask spread or price received. A primary dealer contact list will be maintained by the fixed income desk at all times. Client orders generally must be placed with the dealer that offers the most favorable bid or offer price. In addition, a record indicating that the order was placed pursuant to competitive bidding must be maintained on the trade order ticket, or similar document designed for the same purpose.

6. Fixed Income Orders Without Competitive Bidding

     Bond swaps, dealer-initiated transactions, transactions in thinly traded securities, and other transactions for which, in the discretion of Traders, competitive bidding either is not likely to result in, or is not necessary to achieve, best execution, may be placed without competitive bidding. Bond swaps, whether initiated by a Trader or by a dealer, involve the exchange of specific securities which may not be conducive to competitive bidding. Likewise, transactions in which a dealer proposes to buy or sell a specific security based on knowledge of holdings or on previous expressions of interest do not lend themselves to competitive bidding. Further, some fixed income securities are thinly traded and availability or liquidity often dictates from whom the security may be purchased from or to whom it may be most effectively sold. There may be other transactions for which, in the discretion of the Trader, competitive bidding is not likely to be in (or is not necessary to achieve) the client’s best interest. Traders need not solicit competitive bids or offers, provided that they consult with the PM for the account involved in the transaction and determine the spread or level proposed is appropriate. The trade ticket must reflect the fact that competitive bids or offers were not sought. A supervisor must closely monitor all transactions that were executed without competitive bids. As always, it will be the supervisor’s responsibility to ensure that – in the absence of competitive bids – best net results were obtained for the client.

D. Monitoring Quality of Equity Trade Execution

     The primary responsibility to monitor the quality of trade execution resides with the Trader and PM. The individual charged with supervisory oversight of the Trader and PM also has a responsibility to reasonably ensure that trading activity is being monitored for “best execution”. In addition, a Committee(s) will convene quarterly to independently and autonomously evaluate various factors to determine whether brokers used achieved quality executions for our Clients. The Committee(s) may include, but not limited to, portfolio managers, traders, compliance and operations representatives.

     The Committee(s) will evaluate the brokers from the Approved List based on the importance of the factors outlined above (Section II.) for a particular asset class. A review of the most recent trading activity relative to such factors will be discussed, as well as a report of the quality of Jennison’s trading activity as reported by a third-party, independent best execution vendor.

     As part of the evaluation process, the commission rates, fees and other compensation being charged by brokers for effecting the Company’s transactions will be considered. It is the Company’s fiduciary duty to determine that such commission rates, fees and other compensation are fair and reasonable in light of the above-mentioned factors. A commission fee or other remuneration is fair and reasonable when compared to commission, fees or other remuneration received by other brokers in connection with comparable transactions. The Committee may also consult various research materials in determining normal institutional size commission rates.

a) Fixed Income

     The process described above does not apply to fixed income transactions executed on behalf of Jennison client accounts, as the Trader, subject to Section II above, generally selects the best reasonably available bid price from the group of brokers selected at the time of execution in connection with such fixed income transactions. The head(s) of the fixed income business unit, or appropriate authorized back up person, will be responsible for reviewing all fixed income activity (whether placed in competition or order based) no later than daily to reasonably ensure that fixed income transactions continue to be subject to the requirements of this Policy.

E. Prohibited Arrangements

  Under no circumstances may transactions be directed to a broker to satisfy business obligations including those associated with administration, operations, errors or new business solicitation of the Company or its affiliates.
  In no event may any employee enter into any arrangement whereby goods or services are to be received in exchange for client order flow, except pursuant to the procedures stated above with respect to paying more than the lowest available commission, or pursuant to a directed brokerage arrangement.
  In no event may any employee offer or promise a broker commissions from any source, or request or arrange for the direction to a broker of a specific amount or percentage of brokerage commissions, as a condition to the sale or distribution of investment company securities.
  In no event may an employee use soft dollars for the correction of a trade error that it makes in connection with the execution of transactions on behalf of client accounts.
  No soft-dollar transaction may be effected on behalf of a client account in connection with commodity futures transactions. Commodity futures transactions do not fall within the safe harbor provisions of Section 28(e).

F. Recordkeeping

All reports and records required to be kept in accordance with these procedures and the

Investment Advisors Act of 1940 will be for a period of 7 years in an easily accessible location,

the first two of which in an appropriate office of the investment adviser. For all mutual funds that are sub-advised by Jennison, such records will be kept and maintained in accordance with the requirements of the Investment Company Act of 1940, Rule 31a-1. Generally, the documentation used to substantiate best execution includes, but is not limited to, trade tickets, confirmations, and other documents incidental to trades.

G. Certifications

     All new Traders or Portfolio Managers prior to engaging in the activity described herein, must certify, substantially in the form as attached hereto as Exhibit A, that they have read and understand these Selection of Broker-Dealers Policies and Procedures and that they will operate within its parameters.

All existing employees impacted by the Policy, subsequent to each fiscal year, must certify within a reasonable time period, as more fully described in Exhibit B attached hereto, that they have complied with these Selection of Broker-Dealers Policies and Procedures for the previous fiscal year then ended.

H. Policies and Procedures Revisions

     These policies and procedures may be changed, amended or revised as frequently as necessary in order to accommodate any changes in operations or by operation of law. Any such change, amendment or revision may be made only by Jennison Compliance in consultation with the business groups or areas impacted by these procedures and consistent with applicable law. Such changes will be promptly distributed to all impacted personnel.

I. Compliance

     The Jennison Chief Compliance Officer shall be responsible for the administration of this Policy. Jennison Compliance will periodically sample data from business areas impacted by this Policy. The data will be reviewed to ensure compliance with the Policy. All material obtained during this review, including any analysis performed, will be retained and signed by the person who conducted such review.

     In addition, this Policy will be reviewed annually for adequacy and effectiveness. Any required revisions will be made consistent with section H above.

Exhibit A
Certification Of Compliance With and Understanding of
Selection of Broker-Dealers Policies and Procedures
( New Employees )

Exhibit B
Certification Of Compliance With and Understanding of
Selection of Broker-Dealers Policies and Procedures
( Existing Employees )